UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
SIRTRIS PHARMACEUTICALS, INC.
(Name of Subject Company)
SIRTRIS PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82968A105
(CUSIP Number of Common Stock)
Christoph Westphal, M.D., Ph.D.
President and Chief Executive Officer
200 Technology Square
Cambridge, MA 02139
(617) 252-6920
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Marc Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by SIRTRIS PHARMACEUTICALS, INC. and GlaxoSmithKline plc on April 22, 2008 announcing the proposed tender offer and merger.
GlaxoSmithKline plc Letterhead
Issued – Tuesday 22 April 2008, London, UK, Philadelphia PA, Cambridge, MA
GlaxoSmithKline To Acquire Sirtris Pharmaceuticals, A World Leader In `Sirtuin’ Research and
Development
GlaxoSmithKline (GSK) and Sirtris Pharmaceuticals Incorporated (Nasdaq: SIRT) announced today that they have entered into a definitive agreement pursuant to which GlaxoSmithKline will acquire Sirtris Pharmaceuticals for approximately USD720 million (or approx. GBP362 million) through a cash tender offer of USD22.50 (or approx. GBP11.33) per share.
Through the acquisition of Sirtris, GSK will significantly enhance its metabolic, neurology, immunology and inflammation research efforts by establishing a presence in the field of sirtuins, a recently-discovered class of enzymes that are believed to be involved in the ageing process. Sirtris Pharmaceuticals has established a drug discovery capability to exploit sirtuin modulation for the treatment of human disease, an approach that has the potential to generate multiple clinically and commercially important products. Their focus to date has been on the development of SIRT1 activators for the treatment of Type 2 Diabetes Mellitus (T2DM).
“Modulation of this family of enzymes is a potentially transformative science that could address diseases associated with metabolism and ageing such as diabetes, muscle wasting, and neurodegeneration,” commented Moncef Slaoui, Chairman GSK R&D. “This acquisition continues GSK’s strategy of pursuing the best new science, externally or internally, to bring new medicines to patients and value to the GSK pipeline. Our intent is to retain all Sirtris employees and continue the entrepreneurial and innovative culture they created.”
Sirtris will become part of GSK’s Drug Discovery organisation, while continuing to operate from laboratories in Cambridge, Massachusetts as an autonomous drug discovery unit. Christoph Westphal, CEO and Vice Chair of Sirtris and the management team will continue to lead this autonomous unit.
Dr Westphal commented, “We have built a dynamic and scientifically-driven organisation. We expect this transaction will accelerate our vision to target sirtuins to treat diseases of metabolism and ageing and deliver tremendous value to patients, our shareholders and our employees. We look forward to working with GlaxoSmithKline and their world-class research, development and commercialisation organisation.”
Under the agreement, a subsidiary of GSK will commence a cash tender offer to purchase all of the outstanding shares of Sirtris, at USD22.50 (or approx. GBP11.33) per share followed by a second step merger in which any untendered Sirtris shares would be acquired at the same price per share. All outstanding stock options will be cancelled with holders receiving the excess of the transactions price over the exercise price. The acquisition has been approved by the board of directors of each company and is subject to customary closing conditions, including the tender of at least a majority of Sirtris’s shares and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The parties anticipate that the tender offer will be commenced in early May and close in the second quarter of 2008.
About GSK
GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
About Sirtris Pharmaceuticals
Sirtris Pharmaceuticals is a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with ageing, including metabolic diseases such as Type 2 Diabetes. Our drug candidates are designed to mimic certain beneficial health effects of calorie restriction by activation of sirtuins, a recently discovered class of enzymes that the Company believes control the ageing process. The company’s headquarters are in Cambridge, Massachusetts.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Action of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk factors’ in the ‘Business Review’ in the company’s Annual Report 2007.
Important Additional Information Will Be Filed with the Securities Exchange Commission (SEC)
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sirtris Pharmaceuticals, Inc. The tender offer for shares of Sirtris’s stock described in this press release has not yet been commenced.
At the time the tender offer is commenced, a subsidiary of GSK intends to file with the SEC and mail to Sirtris’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Sirtris intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about GSK, Sirtris, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by GSK and Sirtris through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of GSK or Sirtris.
GlaxoSmithKline Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Sirtris Enquiries:

Investor and Media	John Lacey	(617) 252 6920 (781)354 7452

Pure Communications	Andrea Johnston	(910) 616 5858

The following is a letter from management to the employees on April 22, 2008.
Dear Colleagues,
Today we are making an important and exciting announcement, the planned acquisition of Sirtris by GlaxoSmithKline for approximately $720 million, or $22.50 per share. By working with GSK, we believe we will be even better positioned to realize our ultimate mission of creating revolutionary medicines for diseases of aging.
We are pleased that GSK has embraced our science, our pipeline and our people with the objective of retaining all Sirtris employees. The planned acquisition is clear recognition of the tremendous passion and work of our entire organization and a testament to the progress we have made over the last four years.
GSK has been at the forefront of adapting innovative science and business models, which allows for greater autonomy of companies like ours that become part of the GSK family. Sirtris will become part of GSK’s Drug Discovery organization, while continuing to operate from our facilities in Cambridge, Massachusetts as an autonomous unit. I, together with our entire senior management team, am committed to continuing to lead Sirtris in its new position as part of the GSK family.
We believe GSK is an organization that is scientifically inquisitive, clinically adept and commercially focused. We have built a dynamic and scientifically-driven organization. We expect this transaction will accelerate our vision to target sirtuins to treat diseases of metabolism and aging and deliver tremendous value to patients, our shareholders and our employees. For these reasons and many more, we believe GSK represents an extraordinary fit with Sirtris and that together we will continue to build upon our pioneering efforts to develop sirtuin targeted therapeutics. I believe that this transaction is just the first step in a process which will ultimately position our technology and products to advance ever closer to our ultimate goal: improving human health and making a profound difference in the lives of patients.
There are several key steps between now and closing this transaction. Completion of this transaction is subject to greater than 50 percent of our shareholders tendering their shares to GSK, and other standard conditions, including antitrust filings. We expect the transaction will close in the second quarter of 2008.
Thank you for your great work and continued commitment to Sirtris, our science, our culture and each other. I look forward to answering any questions that you might have.
Best,
Christoph Westphal, M.D., Ph.D.
CEO and Vice Chair, Sirtris Pharmaceuticals, Inc
Important Information About the Tender Offer
This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Sirtris common stock. Fountain Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SmithKline Beecham (the “Purchaser”), a wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), has not commenced the tender offer for shares of Sirtris common stock described in this communication.
Upon commencement of the tender offer, the Purchaser will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Sirtris will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Sirtris by contacting the Company at 200 Technology Square, Cambridge, Massachusetts 02139, attention: Investor Contact.
In connection with the proposed transactions contemplated by the definitive agreement between SmithKline and Sirtris, Sirtris and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Sirtris stockholders in connection with such proposed transactions. Information about Sirtris’s directors and executive officers will available in Sirtris’s solicitation/recommendation on Schedule 14D-9.
Safe Harbor Statement
Statements in this communication may contain, in addition to historical information, certain forward-looking statements All statements included in this communication concerning activities, events or developments that Sirtris expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Sirtris’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Sirtris’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

The following question and answer materials are to be used in communications with employees.
General Questions
Q.	Who is GlaxoSmithKline PLC?

A.	GSK is one of the world’s leading research-based pharmaceutical and healthcare companies, committed to improving the quality of human life by enabling people to do more, feel better and live longer. For information about GSK, visit www.GSK.com .

Q.	What are the basic financial terms of the proposed acquisition?

A.	GSK is will acquire Sirtris via a Tender Offer of $22.50 per share of SIRT common stock. This price values the transaction at approximately $720 million.

The process involves a 20-day tender offer, at which time GSK will need to have greater than 50% of the Sirtirs’ shares tendered to them. The tender has been approved by GSK’s and Sirtris’ Boards of Directors and is subject to customary closing requirements.

Q.	What is the proposed timing for the transaction?

A.	We anticipate that the transaction will close in the second quarter 2008, subject to satisfaction of customary closing conditions.

Q.	What process do I go through to obtain cash for my shares?

A.	This process will be explained in subsequent communications from Sirtris to its stockholders.

Q.	When will the tender offer materials be filed with the SEC?

A.	Tender Offer Statement and related materials will be filed as soon as practicable, but we can’t comment specifically on timing.

Q.	Is the Sirtris Board of Directors in favor of the transaction?

A.	Yes. Sirtris’ Board of Directors is unanimously in favor of the proposed acquisition by GSK.

Q.	Do you expect there to be any difficulty in obtaining antitrust clearance?

A.	We expect the transaction to close in second quarter 2008.

Q.	When will Sirtris announce its results for the quarter ended March 31, 2008?

A.	We intend to announce results for our first fiscal quarter ended March 31, 2008 on May 8, 2008.

Q.	Why has Sirtris decided to sell the Company at this early stage and potentially give up the future value upside of a broader, more advanced portfolio?
A. The Board of Directors of the Company has determined that this transaction is in the best interest of our stockholders. We are pleased that GSK has recognized the value that the Company has created.
Q.	Who was the financial advisor on the deal?

A.	JPMorgan served as the financial advisor to Sirtris and provided the fairness opinion.

This question is covered above. The answer above focuses on value creation for the stockholders, which is appropriate.
Q.	Were there other entities that were interested in acquiring Sirtris?
•	The full details of the agreement will be made available via the Schedule TO and Schedule 14D-9 materials to be filed shortly with the SEC by GSK and Sirtris respectively.
Q.	Is there a break-up fee?
•	The full details of the agreement will be made available via the Schedule TO and Schedule 14D-9 materials to be filed shortly with the SEC by GSK and Sirtris respectively.
Q.	When will the transaction close?
•	The transaction will be executed via a tender offer for all outstanding common stock of Sirtris.

•	Upon launch of the tender offer, a minimum 20 business day period is mandatory under the regulations.

•	A majority of Sirtris shareholders must tender their shares in order for the transaction to proceed.

•	It is anticipated that the tender offer will close in the second quarter of 2008
EMPLOYEE Q&A
What will happen to our options?
•	All Sirtris employees, including Senior Management will be treated the same with regards to acceleration of options.

•	Unvested stock options will be accelerated and vest immediately prior to the acquisition close date. All amounts payable will be subject to any required taxes. If you are a stock option holder, you will receive further information and specific instructions regarding the exercise of your stock options.
What happens to my stock options if I’m made redundant?
•	There are no plans to make anyone redundant at the point in time.
How will Sirtris’ entrepreneurial culture and ‘small company feel’ be affected?
•	Sirtris will be an autonomously-managed, stand-alone unit within GSK’s global organization.

•	Sirtris’ CEO and other management team members will continue to have management authority over Sirtris’ day to day operations.
How will reporting structure within the company change?
•	Reporting structure will not change at this time.
Why did we choose to sell to GSK?
•	The Board of Directors of Sirtris determined that the offer made by GSK was in the best interests of the stockholders of the company.

•	GSK is recognized as a leader in drug discovery, development, and marketing.

•	GSK has been at the forefront of adapting innovative science and business models

•	Within the global GSK family, Sirtris will have access to a much broader range of scientific, business, and financial resources while still retaining a level of operating independence.
How does GSK intend to integrate the Sirtris operations? -
•	GSK is focused on retaining all Sirtris personnel.

•	Sirtris will continue to operate as a stand-alone unit within the GSK global organization and serve as a role model company for GSK in the Cambridge area.

•	The Senior Management will continue to lead the Sirtris.
If I’m contacted by friend at GSK or elsewhere, what can I tell them about the transaction?
•	You should not disclose any information outside of what is in the press release

•	You should not send emails or have discussions with GSK employees or others about GSK or your personal option information
Important Information About the Tender Offer
This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Sirtris common stock. Fountain Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SmithKline Beecham (the “Purchaser”), a wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), has not commenced the tender offer for shares of Sirtris common stock described in this communication.
Upon commencement of the tender offer, the Purchaser will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Sirtris will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.
Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Sirtris by contacting the Company at 200 Technology Square, Cambridge, Massachusetts 02139, attention: Investor Contact.
In connection with the proposed transactions contemplated by the definitive agreement between SmithKline and Sirtris, Sirtris and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Sirtris stockholders in connection with such proposed transactions. Information about Sirtris’s directors and executive officers will available in Sirtris’s solicitation/recommendation on Schedule 14D-9.
Safe Harbor Statement
Statements in this communication may contain, in addition to historical information, certain forward-looking statements All statements included in this communication concerning activities, events or developments that Sirtris expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Sirtris’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Sirtris’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.